Mail Stop 3720

May 2, 2006

Mr. Jearld L. Leonhardt
Chief Financial Officer
CommScope, Inc.
1100 CommScope Place, S.E.
P.O. Box 339
Hickory, NC 28602

> **Re:** **CommScope, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 1, 2006**
> **File No. 1-12929**

Dear Mr. Leonhardt:

We have reviewed your supplemental response letter dated April 24, 2006 as well as your filing and have the following comments. As noted in our comment letter dated March 30, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

OFS Brightwave, LLC, page 32

1. We note your response to comment 2. Based upon the information that was available to you in June 2004, we continue to question why it was economically rational for you to exchange your interest in OFS Brightwave for the 7.7 million shares of common stock. Provide, in an amended filing, all of the disclosures previously requested in comment 2. In this regard, you should:
    *   clearly disclose why you agreed to accept the 7.7 million shares of your common stock on June 14, 2004 in lieu of collecting $173.4 million in cash beginning February 15, 2006;

- explain to readers why this was "for the mutual benefit of both parties;" and
- disclose the terms of the original agreements, specifically your call right and Furukawa's put right, in order to clarify the alternatives that were available to you and considered by you at the time of the amendment.

2.   In addition, based on the information you have provided, it appears to us that you received favorable pricing as a result of the 2004 Supply Agreement. We believe that you should revise your financial statements to record the value of this favorable contract. To the extent you believe the value of the contract and the subsequent impact on gross margin is immaterial, please provide us with an analysis of how you made this determination. Tell us the dollar amount of the products purchased from OFS Fitel, LLC in 2004 (subsequent to June 14, 2004) and 2005 by product type, based on the prices in the new agreement, and tell us how this amount would have differed using prices in effect prior to June 14, 2004.

* * * *

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director